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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax
May 9, 2019
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Gregory:
Thank you for your telephonic comments regarding the correspondence (the "Response Letter") and the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Municipal Allocation ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2018, as well as the Trust’s responses to those comments filed via correspondence on May 6, 2019. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment 1.
The Staff believes that the registrant did not provide a fully responsive reply to Comment 11 of the Response Letter. Accordingly, in the third sentence of the first paragraph of the Principal Investment Strategies section of the prospectus, please clarify the other types of VanEck Vectors ETPs and unaffiliated ETPs in which the Fund will invest. We note that ETPs may include closed-end funds and funds registered under the Securities Act that trade on securities exchanges. In addition, we note that the SAI indicates that the Fund may invest in closed-end funds.

Response 1.    The disclosure has been revised accordingly.

Comment 2.
With respect to Comment 12 of the Response Letter, to assist investors in understanding the risk profile of the Fund, the Principal Investment Strategies section of the prospectus should indicate the Fund’s exposure to high yield or “junk” municipal securities, either directly or indirectly through the underlying ETFs or ETPs. For example, the disclosure could indicate that the Fund may invest an unlimited amount in junk bonds through its investments in the underlying ETFs or ETPs. We note that the prospectus disclosure currently indicates that 40% of the underlying funds will be invested in high yield exchange-traded funds.

Response 2.
The disclosure has been revised accordingly. We note that the Fund’s prospectus does not contain disclosure stating the percentage of exposure of the Fund to high yield bonds through investments in underlying funds, as this exposure may vary over time and there is no limit on the same.

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If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or me at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss